UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92537N108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,339,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,339,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,920,814
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,920,814
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,920,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,239,531
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,239,531
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,239,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		935,428
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

935,428
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,506,249
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,506,249
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,506,249*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Consisting of 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,506,249
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,506,249
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,506,249*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Consisting of 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,441,677
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,441,677
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,441,677*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		522,196
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

522,196
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		522,196
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

522,196
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,963,873
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,963,873
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,963,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,388,023
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,388,023
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,388,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,339,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,339,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,339,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,339,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,339,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,339,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,339,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,339,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,339,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,339,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,339,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,506,249 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP No. 92537N108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of 10,920,814 Shares beneficially owned by Starboard V&O Fund is approximately $125,627,210, excluding brokerage commissions. The aggregate purchase price of the 1,239,531 Shares beneficially owned by Starboard S LLC is approximately $14,080,473, excluding brokerage commissions. The aggregate purchase price of the 935,428 Shares beneficially owned by Starboard C LP is approximately $10,593,982, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 3,506,249 Shares by Starboard P LP is approximately $38,546,359, excluding brokerage commissions. The aggregate purchase price of the 522,196 Shares beneficially owned by Starboard L Master is approximately $5,942,574, excluding brokerage commissions. The aggregate purchase price of the 2,388,023 Shares beneficially owned by Starboard X Master is approximately $27,070,684, excluding brokerage commissions. The aggregate purchase price of the 1,826,759 Shares held in the Starboard Value LP Account is approximately $18,573,097, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 379,736,270 Shares outstanding, as of April 24, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on May 26, 2023, Starboard V&O Fund beneficially owned 10,920,814 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 10,920,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,920,814
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
18

CUSIP No. 92537N108

B.	Starboard S LLC
(a)	As of the close of business on May 26, 2023, Starboard S LLC beneficially owned 1,239,531 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,239,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,239,531
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on May 26, 2023, Starboard C LP beneficially owned 935,428 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 935,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 935,428
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard P LP
(a)	As of the close of business on May 26, 2023, Starboard P LP beneficially owned 3,506,249 Shares, consisting of 3,506,249 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,506,249
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,506,249
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 3,506,249 Shares owned by Starboard P LP.

Percentage: Less than 1%

19

CUSIP No. 92537N108

(b)	1. Sole power to vote or direct vote: 3,506,249
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,506,249
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 935,428 Shares owned by Starboard C LP and (ii) 3,506,249 Shares owned by Starboard P LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 4,441,677
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,441,677
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L Master
(a)	As of the close of business on May 26, 2023, Starboard L Master beneficially owned 522,196 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 522,196
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 522,196
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 522,196 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 522,196
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 522,196
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 92537N108

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 935,428 Shares owned by Starboard C LP, (ii) 3,506,249 Shares owned by Starboard P LP and (iii) 522,196 Shares owned by Starboard L Master.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 4,963,873
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,963,873
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP, Starboard P LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard X Master
(a)	As of the close of business on May 26, 2023, Starboard X Master beneficially owned 2,388,023 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,388,023
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,388,023
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard Value LP
(a)	As of the close of business on May 26, 2023, 1,826,759 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 10,920,814 Shares owned by Starboard V&O Fund, (ii) 1,239,531 Shares owned by Starboard S LLC, (iii) 935,428 Shares owned by Starboard C LP, (iv) 3,506,249 Shares owned by Starboard P LP, (v) 522,196 Shares owned by Starboard L Master, (vi) 2,388,023 Shares owned by Starboard X Master and (vii) 1,826,759 Shares held in the Starboard Value LP Account.

21

CUSIP No. 92537N108

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 21,339,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,339,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 10,920,814 Shares owned by Starboard V&O Fund, (ii) 1,239,531 Shares owned by Starboard S LLC, (iii) 935,428 Shares owned by Starboard C LP, (iv) 3,506,249 Shares owned by Starboard P LP, (v) 522,196 Shares owned by Starboard L Master, (vi) 2,388,023 Shares owned by Starboard X Master and (vii) 1,826,759 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 21,339,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,339,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 10,920,814 Shares owned by Starboard V&O Fund, (ii) 1,239,531 Shares owned by Starboard S LLC, (iii) 935,428 Shares owned by Starboard C LP, (iv) 3,506,249 Shares owned by Starboard P LP, (v) 522,196 Shares owned by Starboard L Master, (vi) 2,388,023 Shares owned by Starboard X Master and (vii) 1,826,759 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 21,339,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,339,000
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 92537N108

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 10,920,814 Shares owned by Starboard V&O Fund, (ii) 1,239,531 Shares owned by Starboard S LLC, (iii) 935,428 Shares owned by Starboard C LP, (iv) 3,506,249 Shares owned by Starboard P LP, (v) 522,196 Shares owned by Starboard L Master, (vi) 2,388,023 Shares owned by Starboard X Master and (vii) 1,826,759 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 21,339,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,339,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 10,920,814 Shares owned by Starboard V&O Fund, (ii) 1,239,531 Shares owned by Starboard S LLC, (iii) 935,428 Shares owned by Starboard C LP, (iv) 3,506,249 Shares owned by Starboard P LP, (v) 522,196 Shares owned by Starboard L Master, (vi) 2,388,023 Shares owned by Starboard X Master and (vii) 1,826,759 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,339,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,339,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

23

CUSIP No. 92537N108

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 5,164,268 Shares having an aggregate purchase price of approximately $52,981,222, (each a “September 2023 UBS Forward Contract”). Each of the September 2023 UBS Forward Contracts had a final valuation date of September 29, 2023, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund exercised certain of the September 2023 UBS Forward Contracts and thereby acquired the 2,251,327 Shares. Additionally, Starboard V&O Fund has sold certain of the September 2023 UBS Forward Contracts. Accordingly, Starboard V&O Fund is no longer a party to the September 2023 UBS Forward Contracts.

As previously disclosed, Starboard P LP entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 4,643,679 Shares having an aggregate purchase price of approximately $51,200,627 (each an “April 2024 UBS Forward Contract”). Each of the April 2024 UBS Forward Contracts has a final valuation date of April 10, 2024, however, Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard P LP has sold certain of the April 2024 UBS Forward Contracts. Accordingly, Starboard P LP is a party to the remaining April 2024 UBS Forward Contracts providing for the purchase of an aggregate of 3,506,249 Shares.

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CUSIP No. 92537N108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

25

CUSIP No. 92537N108

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	15,000	12.4425	04/13/2023
Purchase of Common Stock	40,321	12.4192	04/13/2023
Purchase of Common Stock	110,642	12.3970	04/14/2023
Purchase of Common Stock	55,321	12.5238	04/17/2023
Purchase of Common Stock	55,321	12.2800	04/18/2023
Purchase of Common Stock	41,490	12.2090	04/19/2023
Purchase of Common Stock	69,151	12.0744	04/21/2023
Sale of Common Stock	(102,355)	13.9250	04/26/2023
Sale of Common Stock	(51,177)	15.2451	05/09/2023
Sale of Common Stock	(51,177)	15.3281	05/10/2023
Sale of Common Stock	(102,355)	15.4713	05/17/2023
Sale of Forward Contract	(1,125,909)	18.7171	05/25/2023
Exercise of Forward Contract	2,251,327	9.8446	05/26/2023
Sale of Common Stock	(409,422)	19.3928	05/26/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	1,800	12.4425	04/13/2023
Purchase of Common Stock	4,839	12.4192	04/13/2023
Purchase of Common Stock	13,277	12.3970	04/14/2023
Purchase of Common Stock	6,639	12.5238	04/17/2023
Purchase of Common Stock	6,638	12.2800	04/18/2023
Purchase of Common Stock	4,979	12.2090	04/19/2023
Purchase of Common Stock	8,298	12.0744	04/21/2023
Sale of Common Stock	(11,617)	13.9250	04/26/2023
Sale of Common Stock	(5,809)	15.2451	05/09/2023
Sale of Common Stock	(5,809)	15.3281	05/10/2023
Sale of Common Stock	(11,618)	15.4713	05/17/2023
Sale of Common Stock	(127,793)	18.7171	05/25/2023
Sale of Common Stock	(46,470)	19.3928	05/26/2023

STARBOARD P FUND LP

Purchase of Forward Contract	7,798	12.4192	04/13/2023
Purchase of Forward Contract	15,596	12.3970	04/14/2023
Purchase of Forward Contract	7,798	12.5238	04/17/2023
Purchase of Forward Contract	7,798	12.2800	04/18/2023
Purchase of Forward Contract	5,849	12.2090	04/19/2023
Purchase of Forward Contract	9,748	12.0744	04/21/2023
Sale of Forward Contract	(32,862)	13.9250	04/26/2023
Sale of Forward Contract	(16,431)	15.2451	05/09/2023
Sale of Forward Contract	(16,431)	15.3281	05/10/2023
Sale of Forward Contract	(32,862)	15.4713	05/17/2023
Sale of Forward Contract	(361,486)	18.7171	05/25/2023
Sale of Forward Contract	(131,449)	19.3928	05/26/2023

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	1,375	12.4425	04/13/2023
Purchase of Common Stock	3,696	12.4192	04/13/2023
Purchase of Common Stock	10,142	12.3970	04/14/2023
Purchase of Common Stock	5,071	12.5238	04/17/2023
Purchase of Common Stock	5,071	12.2800	04/18/2023
Purchase of Common Stock	3,803	12.2090	04/19/2023
Purchase of Common Stock	6,339	12.0744	04/21/2023
Sale of Common Stock	(8,768)	13.9250	04/26/2023
Sale of Common Stock	(4,384)	15.2451	05/09/2023
Sale of Common Stock	(4,384)	15.3281	05/10/2023
Sale of Common Stock	(8,767)	15.4713	05/17/2023
Sale of Common Stock	(96,440)	18.7171	05/25/2023
Sale of Common Stock	(35,069)	19.3928	05/26/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	775	12.4425	04/13/2023
Purchase of Common Stock	2,083	12.4192	04/13/2023
Purchase of Common Stock	5,717	12.3970	04/14/2023
Purchase of Common Stock	2,858	12.5238	04/17/2023
Purchase of Common Stock	2,859	12.2800	04/18/2023
Purchase of Common Stock	2,144	12.2090	04/19/2023
Purchase of Common Stock	3,573	12.0744	04/21/2023
Sale of Common Stock	(4,895)	13.9250	04/26/2023
Sale of Common Stock	(2,447)	15.2451	05/09/2023
Sale of Common Stock	(2,447)	15.3281	05/10/2023
Sale of Common Stock	(4,895)	15.4713	05/17/2023
Sale of Common Stock	(53,838)	18.7171	05/25/2023
Sale of Common Stock	(19,577)	19.3928	05/26/2023

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	3,450	12.4425	04/13/2023
Purchase of Common Stock	9,274	12.4192	04/13/2023
Purchase of Common Stock	25,448	12.3970	04/14/2023
Purchase of Common Stock	12,724	12.5238	04/17/2023
Purchase of Common Stock	12,724	12.2800	04/18/2023
Purchase of Common Stock	9,543	12.2090	04/19/2023
Purchase of Common Stock	15,905	12.0744	04/21/2023
Sale of Common Stock	(22,382)	13.9250	04/26/2023
Sale of Common Stock	(11,191)	15.2451	05/09/2023
Sale of Common Stock	(11,191)	15.3281	05/10/2023
Sale of Common Stock	(22,382)	15.4713	05/17/2023
Sale of Common Stock	(246,200)	18.7171	05/25/2023
Sale of Common Stock	(89,527)	19.3928	05/26/2023

CUSIP No. 92537N108

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	2,600	12.4425	04/13/2023
Purchase of Common Stock	6,989	12.4192	04/13/2023
Purchase of Common Stock	19,178	12.3970	04/14/2023
Purchase of Common Stock	9,589	12.5238	04/17/2023
Purchase of Common Stock	9,589	12.2800	04/18/2023
Purchase of Common Stock	7,192	12.2090	04/19/2023
Purchase of Common Stock	11,986	12.0744	04/21/2023
Sale of Common Stock	(17,121)	13.9250	04/26/2023
Sale of Common Stock	(8,561)	15.2451	05/09/2023
Sale of Common Stock	(8,561)	15.3281	05/10/2023
Sale of Common Stock	(17,121)	15.4713	05/17/2023
Sale of Common Stock	(188,334)	18.7171	05/25/2023
Sale of Common Stock	(68,486)	19.3928	05/26/2023